UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                         SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                       (Amendment No. 12)

                       MATEC CORPORATION
                    -----------------------
                       (Name of Issuer)

                 Common Stock, par value $.05
                ------------------------------
                (Title of Class of Securities)

                          576667-10-9
                         --------------
                         (CUSIP Number)

                     Theodore S. Valpey, Jr.
       P.O. Box 4100, Portsmouth, NH  03802  603-431-2163
   ----------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to
   Receive Notices and Communications)

                        December 26, 1997
    ----------------------------------------------------------
      (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                      SCHEDULE 13D

CUSIP No. 576667-10-9
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(1)  NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

     Theodore S. Valpey, Jr.
     ###-##-####
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(2)  CHECK THE APPROPRIATE BOX IF A                (a) / /
     MEMBER OF A GROUP*                            (b) /X/

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(3)  SEC USE ONLY

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(4)  SOURCE OF FUNDS*

     PF
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(5)  CHECK BOX IF DISCLOSURE OF LEGAL                  / /
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

     Not applicable.
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(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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NUMBER OF SHARES     (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH             727,935
REPORTING PERSON     --------------------------------------
WITH                 (8)  SHARED VOTING POWER

                          ---
                     --------------------------------------
                     (9)  SOLE DISPOSITIVE POWER

                          727,935
                     --------------------------------------
                     (10) SHARED DISPOSITIVE POWER

                          ---
-----------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     727,935 shares
-----------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN               / /
     ROW (11) EXCLUDES CERTAIN SHARES*

-----------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     26.6%
-----------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
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
AMENDED AND RESTATED SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

This Amended and Restated Schedule 13D relates to shares of Common Stock, par value $.05 per share (the "Common Stock"), of MATEC Corporation (the "Company"), whose principal executive office is located at 75 South Street, Hopkinton, Massachusetts 01748.

ITEM 2.  IDENTITY AND BACKGROUND

Theodore S. Valpey, Jr., whose address is P.O. Box 4100,
Portsmouth, NH 03802, is the President, Chief Executive Officer and Chairman of the Board of the Company.

Mr. Valpey, has not, during the past five years, been (i) convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Valpey is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate purchase price of the 88,098 shares of Common
Stock of the Company purchased by Mr. Valpey is $297,726.74 exclusive of brokerage commissions. Mr. Valpey used his personal funds to purchase such shares of Common Stock.

Mr. Valpey also holds 607,900 shares of Common Stock of the Company received in exchange for shares of Valpey-Fisher
Corporation ("VFC") pursuant to an Agreement and Plan of Reorganization dated as of October 23, 1981, as amended, between the Company and VFC effective January 27, 1982.

Mr. Valpey also holds 31,937 shares of the Common Stock of the Company received in December 1986 in connection with the merger of Electro Fiberoptics Corp., a Massachusetts corporation of which Mr. Valpey was the beneficial owner of 39.9% of the issued and outstanding common stock, with and into a wholly-owned subsidiary of the Company.

ITEM 4.  PURPOSE OF TRANSACTION.

Mr. Valpey is the President, Chief Executive Officer, Chairman of the Board and a director of the Company. The purchases of the shares by Mr. Valpey reported in this Schedule 13D were made for the purpose of maintaining and increasing his equity position in the Company and for investment. Due to his ownership of 26.6% of the issued and outstanding Common Stock, Mr. Valpey may be deemed to control the Company. Mr. Valpey may acquire additional shares by open market or private purchases.

Mr. Valpey has no present plans or proposals to effect one or more of the transactions enumerated in paragraphs (b) to (j) of
ITEM 4 of Schedule 13D except reference is made to Note 2 to the Notes to Consolidated Condensed Financial Statements included in the Company's Quarterly Report on Form 10-Q for the period ended September 28, 1997 which discloses the Company's plan to sell its Bergen Cable Technologies, Inc. subsidiary.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) As of the close of business on December 26, 1997, Mr. Valpey beneficially owned 727,935 shares of the Company representing approximately 26.6% of the outstanding Common Stock of the Company (based on information from the Company's Quarterly Report on Form 10-Q for period ended September 28, 1997).

(b) Mr. Valpey has the sole power to vote or to direct the vote and sole power to dispose of or direct the disposition of the shares of Common Stock of the Company owned by him.

(c) During the sixty days preceding and including December 26, 1997, Mr. Valpey made gifts aggregating 19,500 shares of Common
Stock of the Company.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO THE SECURITIES
         OF THE ISSUER

Mr. Valpey is not a party to any contract, arrangement, understanding or relationship with respect to any Common Stock of the Company, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any Common Stock, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

Mr. Valpey has pledged 300,000 shares of Common Stock of the Company as collateral to the Centerpoint Bank to secure certain indebtedness of Mr. Valpey.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None.

                        SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 15, 1998

                              /s/ Theodore S. Valpey, Jr.
                              -----------------------------
                              Theodore S. Valpey, Jr.